FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date:January 20th, 2003

Information furnished on this form:
    -  Press Release concerning executive personnel changes

January 20, 2003

Press Contacts:
Japan
Chris Shimizu
Daniel Mathieson
NEC Corporation
+81-3-3798-6511

NEC Announces Executive Personnel Changes

TOKYO, January 20, 2003 – NEC Corporation (NASDAQ: NIPNY, FTSE: 6701q.l, TSE: 6701) today announced the following executive personnel changes effective as of March 28, 2003.

Appointments

New title	Name	Current title
Vice Chairman of the Board, NEC Corporation	Koji Nishigaki	President, NEC Corporation
President, NEC Corporation
	Akinobu Kanasugi	Executive Vice President and Member of the Board; Company President, NEC Solutions